June 30, 2023

VIA E-mail

Richard Jason Alexander Elmhirst
950 Third Avenue
New York, New York 10022

                      Re:     Coller Secondaries Private Equity Fund (the
Fund   )
                              File Nos. 811-23879; 333-272265

Dear Mr. Elmhirst:

        We have reviewed the registration statement on Form N-2 filed May 30, 2023, with the
Commission on behalf of the Fund (the    Registration Statement   ) with
respect to an offering of
common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the
Registration Statement.

General

   1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. We also note you have filed two exemptive applications on behalf of C-SPEF. The
      applications relate to C-SPEF   s ability to offer multiple classes of
shares and to engage in
      certain co-investments alongside the Adviser   s affiliates. Please let
us know in the
      response letter if C-SPEF intends to request any additional exemptive or no-action relief.
      In addition, please update us on the status of your exemptive applications during the course of our review.

   3. We note the term Private Equity precedes the word    Fund    in your
name. We believe the
      use of this term as written is misleading because the term Private Equity Fund connotes a specific type of unregistered investment fund, which a registered fund is not regardless of whether it provides access to private equity. Please revise your name to avoid the potential for investor confusion. In addition, the name includes the word Secondaries which the staff believes suggests a specific type of investment. If the word
 Richard Jason Alexander Elmhirst
Page 2

            Secondaries    remains in the name, the Fund   s 80% test should be
modified so that it is
         specific to secondaries investments (i.e., it should not include investments in newly formed private funds, Direct Investments or Co-Investments). In addition, please confirm
         the calculation of the Fund   s 80% test will not include capital
commitments that have not
         yet been called by an underlying fund.

   4. Please tell us if you have presented or will present any    test the
waters    materials to
      potential investors in connection with this offering. If so, we may have additional comments.

   5. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

   6. The registration statement appears to contemplate a transaction with the Predecessor
      Fund that will occur after your decision to become registered as an investment company.
      Please tell us how this transaction will be structured to comply with section 17 of the
      1940 Act, including any no-action relief upon which you intend to rely.


                                            Prospectus

Cover

   7. The Cover prominently discloses that Coller Capital is    First in
Secondaries   . Please
      supplementally provide support for this disclosure and explain why it is not misleading.

   8. On the Cover, please specify C-SPEF   s principal strategies that are
speculative (e.g., use
      of leverage/derivatives, high yield/distressed debt and emerging markets investment) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

   9. On page ii, in footnote (1) to the table, the disclosure states    C-SPEF
may, in its sole
      discretion, accept investments below [$1,000,000 with respect to Class I Shares, and
      $25,000 with respect to Class D Shares and Class I-2 Shares].    Please
explain to us the
      circumstances under which C-SPEF may reduce these stated minimum investments.
      Also, in the second paragraph on page 13, the disclosure states    The
Board reserves the
      right to accept lesser amounts below these minimums [in certain cases].
 Is the Board   s
      ability to lower minimums in addition to that of C-SPEF? If so, please also discuss the
      Board   s ability to lower minimums in your explanation to us. If not, please reconcile the
      inconsistency in the disclosure.

   10. In the second paragraph on page ii, the disclosure states that
simultaneous with C-SPEF   s
       Commencement of Operations, the Predecessor Fund    reorganized with and
transferred
       substantially all its assets into C-SPEF.    Regarding the
reorganization:
 Richard Jason Alexander Elmhirst
Page 3


          a. Please disclose how the private fund holders    shares will be
valued for purposes
             of the reorganization. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

          b. Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of C-SPEF.

          c. Please explain to us what assets will not be transferred from the Predecessor Fund to C-SPEF, and why these assets will not be transferred.

   11. Please explain to us whether the Predecessor Fund meets the definition of a "fund" as defined in Rule 6-11(a)(2) under the 1940 Act. If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-
       ends and interim periods will be included. If the Predecessor Fund does not meet the
       definition of a    fund,    please discuss with the Staff what
Predecessor Fund financial
       information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and presents the fair value of investments according to FASB ASC 820.

   12. Please note, to the extent that you intend to present the prior performance of the
       Predecessor Fund within the registration statement, we will have further comments.

   13. On page ii, in the penultimate bullet, the disclosure states    Shares
may not be
       transferred or resold except as permitted under C-SPEF   s agreement and
declaration of
       trust.    Please define    C-SPEF   s agreement and declaration of trust
   here. Please also
       provide here a cross-reference to the section Transfer Restrictions on page 63.

   14. The disclosure in the final bullet on page ii states    The amount of
distributions that C-
       SPEF may pay, if any, is uncertain.    With respect to C-SPEF   s
distributions, please
       disclose the following as additional bolded bullets on the Cover, as appropriate:

               C-SPEF may pay distributions in significant part from sources that may not be
              available in the future and that are unrelated to the Fund   s
performance, such as
              offering proceeds, borrowings, and amounts from C-SPEF   s
affiliates that are
              subject to repayment by investors.

          x   The Fund   s distributions may be funded from unlimited amounts
of offering
              proceeds or borrowings, which may constitute a return of capital and reduce the
              amount of capital available to the Fund for investment. Any capital returned to
              Shareholders through distributions will be distributed after payment of fees and
              expenses.
 Richard Jason Alexander Elmhirst
Page 4

            x   A return of capital to Shareholders is a return of a portion of their original
                investment in the Fund, thereby reducing the tax basis of their investment. As a
                result from such reduction in tax basis, Shareholders may be subject to tax in
                connection with the sale of Shares, even if such Shares are sold at a loss relative
                to the Shareholder   s original investment.

Summary of Offering Terms

         Investment Objectives and Strategy (pages 2)

   15. On page 2, the disclosure in the first line of the last paragraph states C-SPEF may also
       invest in debt issued by private companies.    Please disclose here the
credit quality of C-
       SPEF   s debt investments. Please also disclose the credit quality of these investments in
       Private Credit Investments on page 12.

   16. In the second paragraph on page 3, the disclosure states    C-SPEF may
make investments
       directly or indirectly through one or more wholly owned subsidiaries   .
   Regarding C-
       SPEF   s use of Subsidiaries:

            a. Please note, any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with
Section 15(c), the
               reviews of the Fund   s and Subsidiaries    investment advisory
agreements may be
               combined.

            b. Confirm in correspondence that each Subsidiary and its board of directors will
               agree to inspection by the staff of the Subsidiary   s books and
records, which will
               be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

            c. Confirm any wholly-owned Subsidiary   s management fee
(including any
               performance fee), if any, will be included in the line item
Advisory Fee    and the
               wholly-owned Subsidiary   s expenses will be included in
Other Expenses    in C-
               SPEF   s fee table.

   17. In the penultimate line on page 2, the disclosure states    C-SPEF seeks
to hold an amount
       of Liquid Assets and other liquid investments consistent with prudent liquidity
       management.    Please tell us in correspondence how you reconcile this
disclosure with
       the potential for C-SPEF to    over-commit    as disclosed in the second
full paragraph on
       page 3.

   18. In this section, please briefly disclose C-SPEF   s principal
investments, such as those
       disclosed on pages 24-25 in Private Equity and Special Situations/Other Private Assets.
       For example, these sections describe C-SPEF   s direct and underlying
investment in
       troubled companies, distressed debt and small/mid-market transactions, as well as the types of securities C-SPEF invests in. Please also disclose the risks associated with the
       Fund   s principal investments in Principal Risk Factors.
 Richard Jason Alexander Elmhirst
Page 5


         Principal Risk Factors (page 3)

   19. On page 3, in the second sentence of the introductory paragraph of this section, please
       delete the phrase    which do not purport to be a complete description
of any of the
       particular risks referred to or a complete list of all risks involved in an investment in C-
       SPEF    as this implies the Fund   s risk disclosure is materially
incomplete.

   20. On page 4, in the first paragraph of Conflicts of Interest, the
disclosure states    For
       example, the Adviser provides services to C-SPEF for which C-SPEF compensates it. As a result, the Adviser has an incentive to enter into arrangements with C-SPEF, and faces conflicts of interests when balancing that incentive against the best interests of C-SPEF.
       Please clarify the conflict this disclosure is describing (i.e., how does compensation for
       services create a conflict? What is the Adviser   s incentive that it
needs to balance against
       C-SPEF   s best interests?).

   21. On page 4, in the second paragraph of Conflicts of Interest, the disclosure references the application for an exemptive order to allow the Fund to co-invest
alongside the Adviser   s
       affiliates. Please disclose here there is no guarantee such relief will be granted. Please
       include similar disclosure wherever C-SPEF   s exemptive applications
are referenced
       throughout the registration statement.

   22. On page 11, in Loans to Private Companies, please briefly describe the types of loans C-
       SPEF will invest in. In doing so, please describe the type of interest rates of the loans
       (e.g., floating) and disclose if C-SPEF will invest in covenant lite loans.

   23. In this section, please disclose the risks associated with foreign investment, including emerging markets, the use of leverage and in general the risks
associated with C-SPEF   s
       principal investments.

         Share Classes; Minimum Investments (pages 12)

   24. In the last sentence of the first paragraph on page 13, immediately following the phrase
          so long as initial investments    please insert    in C-SPEF   .

         Advisory Fee (page 16)

   25. In the first paragraph of this section, the disclosure states that the Advisory Fee may be
       based on 1) C-SPEF   s NAV or 2) NAV, less cash, plus    the total of
all commitments
       made by C-SPEF that have not yet been drawn for investment,    whichever
is greater.
       Please disclose any conflicts this calculation of the Advisory Fee presents. For example, would the Adviser have an increased incentive to make investments with longer term unfunded commitments or engage in an over-commitment strategy?
 Richard Jason Alexander Elmhirst
Page 6

         Distribution and Servicing Fee (page 17)

   26. The disclosure in the second paragraph states Class D Shares and Class I-2 Shares pay a
       Distribution and Servicing Fee to the Distributor at an annual rate based on the aggregate net assets of C-SPEF attributable to such class [emphasis
added].    Please
       explain in the disclosure what    aggregate net assets    are.

Summary of Fees and Expenses (pages 20)

   27. Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

   28. Consistent with Form N-2, the fee table includes a parenthetical after Estimated Annual
       Operating Expenses noting that the expenses are shown as    a percentage
of net assets
       attributable to Shares.    Disclosure in footnote 3 explains that the
Advisory Fee may be
       based on either NAV or the amount of NAV less cash and cash equivalents plus the total of all commitments made by C-SPEF that have not yet been drawn for investment.
       Please explain to us how C-SPEF may account for the latter method of calculating the
       Advisory Fee (the method including unfunded commitments) without causing the fee
       table   s presentation of the Advisory Fee to be misleading.

   29. In footnote 6, regarding repayments to the Adviser under the Expense Limitation
       Agreement, the disclosure states    Any such repayments must be made
within three years
       after the year in which the Adviser incurred the expense [emphasis
added].    Please
       replace    year    with    date    or    month   .

   30. In the fee table, please insert a line item for Dividend Reinvestment and Cash Purchase
       Plan Fees or explain why the line item has not been provided. Please refer to Item 3 of
       Form N-2.

Investment Objective and Strategy (page 22)

   31. On page 23, the disclosure references foreign investment, including companies and funds in emerging markets. If C-SPEF will focus its investments in a particular country or region, please disclose so.

         Investment Strategies (page 24)

   32. In the first line of the second paragraph of this section, the disclosure references an
          appropriately diversified portfolio   . As C-SPEF is characterized as
non-diversifed
       under the 1940 Act, to avoid confusion, please delete or replace the
term    diversified   .
       Please make corresponding changes throughout this section and the registration statement generally.

   33. In the same paragraph, please provide context in the disclosure for the
terms    top quartile
       returns    and    as great as in the past   .
 Richard Jason Alexander Elmhirst
Page 7

         Types of Portfolio Investments (page 25)

   34. On page 25, in Co-Investments and Direct Investments, please disclose in plain English
       the meaning of    risk-adjusted returns    and    minority investor
as used in the first
       paragraph of this section.

   35. On page 26, the disclosure in the second line of Liquid Assets
references    below
       investment grade fixed-income securities.    Please note here these are
otherwise known
       as junk.

   36. On page 27, in ESG Integration, the disclosure states that the Adviser, as part of its
       investment process, incorporates    financially material ESG factors
with    the goals of
       managing risk and assessing the attractiveness of the opportunity. Please elaborate on
       how the assessment of ESG factors is integrated into the Adviser   s
investment process
       and the types of investments ESG analysis is applied to. Please also briefly disclose the material ESG factors considered and the quantitative and qualitative factors analyzed in determining how they may be financially material to these investments. Your disclosure should address any material limits to the ESG analysis, including limits associated with data accuracy, availability and comparability.

Other Investment Risks (page 43)

   37. On page 43, please update the LIBOR risk. We note that the disclosure refers to a June
       30, 2023 date that has now passed.

   38. On page 49, in Risks Related to Hedging and Derivative Transactions, the disclosure in
       the first line states    C-SPEF may invest in certain securities, such
as swaps, derivatives,
       hedges or foreign currency forward contracts, among others   .    The
disclosure in this
       section describes the tax risks associated with these investments. Please disclose C-
       SPEF   s use of derivatives as an investment strategy and the risks associated with these
       investments, as appropriate within the registration statement.

Conflicts of Interest (page 50)

   39. Please disclose here or at an appropriate place within the registration statement, the
       Adviser   s conflict in determining the Fund   s use of leverage while
receiving an asset-
       based Advisory Fee. Please also disclose the Adviser   s similar
conflict of receiving an
       asset-based fee while determining the fair valuation of the Fund   s
investments (the
       disclosure on page 57 in Net Asset Valuation states    The Board has
designated the
       Adviser to perform [C-SPEF   s] fair value determinations       in
accordance with its
       procedures and Rule 2a-5).

Investment Advisory Agreement (page 55)

   40. On page 57, at the end of this section, the disclosure states    A
discussion regarding the
       basis for the approval by the Board of the Investment Advisory Agreement will be
 Richard Jason Alexander Elmhirst
Page 8

         available in C-SPEF   shareholder report for the period ending [ ].
Please specify either
         the Annual or Semi-annual Report. See, Form N-2, Item 9.b.(4).

Repurchase of Shares

   41. On page 64, the disclosure in the last sentence of the third paragraph
states    C-SPEF may
       cause the repurchase of a Shareholder   s Shares if, among other
reasons, C-SPEF
       determines that such repurchase would be in the interest of C-SPEF. Please explain to us what this disclosure means. Please also tell us the circumstances under which this might occur. We may have further comments.

   42. On page 64, in the penultimate sentence of the fifth paragraph in this section, the
       disclosure states    Any such proceeds that are held back will be paid
no later than five
       business days after the completion of such audit [emphasis added]. Please replace
          five    with    two   .

   43. On page 65, the disclosure in the last sentence of the first full
paragraph states    As such,
       the Repurchase Date for each repurchase offer should occur within 65 calendar days after
       the Expiration Date of such offer [emphasis added].    Please replace
should    in this
       sentence with    will   .

   44. On page 65, in the penultimate paragraph, please delete or revise the first sentence
       beginning    Following the commencement of an offer to repurchase Shares
  .    C-SPEF
       may terminate the offer only upon the occurrence of conditions specified at the outset of the offer that are objectively verifiable and outside the control of C-SPEF or its agents or affiliates.

   45. In the last paragraph on page 65, the disclosure in the second sentence
states    The second
       and final payment for the balance due will be paid no later than 5 business days after the
       completion of the annual audit of C-SPEF   s financial statements for
the fiscal year in
       which the applicable repurchase is effected   .[emphasis added]    In
this sentence please
       replace    5    with    two   .

   46. Also in the last paragraph on page 65, please delete all the disclosure
beginning with    If,
       based upon       through    by the amount of any underpayment and issue
for no additional
       consideration a number of Shares having an aggregate value equal to such amount, as
       applicable,   .    Alternatively, please explain to us how this
disclosure complies with the
       disclosure in the first sentence of this paragraph stating that the portion of the amount due
       to tendering Shareholders that the Fund may hold back,    will not
exceed 5% of the total
       amount due to such Shareholders   . If compliant with this requirement,
and this
       disclosure remains, please disclose plainly that the Fund will hold back no more than 5%
       of the amount due Shareholders. Further, in the last line of the paragraph (if this
       disclosure remains), please replace the phrase    as promptly as
practicable    with    within
       two business days.

   47. On page 66, the disclosure in the second paragraph beginning    However,
C-SPEF is
       permitted to allocate to Shareholders       through to the end of the
paragraph, does not
 Richard Jason Alexander Elmhirst
Page 9

         appear consistent with Rule 13e-4(f)(8) under the Securities Exchange Act of 1934.
         Please review the rule   s requirements and revise accordingly.
Further, the disclosure in
         this paragraph does not comport with earlier disclosure stating that shares will be purchased at NAV.


                                   Statement of Additional Information

   48. On page 3, Fundamental Polices, the disclosure in the first full paragraph states that C-
       SPEF   s concentration policy will permit investment without limit in municipal securities,
       securities of foreign governments and issuers domiciled in a single jurisdiction or country. Please note the following and revise as needed:

            a. Regarding municipal securities, please qualify the disclosure to note that municipal securities issued to finance a particular project are considered for purposes of concentration to be in the industry of that project.

            b. Please clarify in the disclosure that investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

            c. Issuers domiciled in a single jurisdiction or country are
subject to C-SPEF   s
               policy on concentration     these investments are not    without
limit.

   49. Much of the risk disclosure presented in the SAI appears to be relevant to a number of the
       Fund   s principal investments. Please review the registration statement and determine if
       the risk disclosure included in the SAI should also be included as risk disclosure in the
       Prospectus and/or the Summary, as appropriate.


                                              Exhibits

   50. Please include the Fund   s governing documents as Exhibits to the
registration statement.
       We may have further comments.

   51. Please provide audited seed financial statements of the Registrant.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Richard Jason Alexander Elmhirst
Page 10

         Should you have any questions regarding this letter, please contact me at (202) 551-
6779 or Rossottok@sec.gov.

                                                Sincerely,

                                                /s/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel


cc: Rajib Chanda, Esq. and Nathan Somogie, Esq., Simpson Thacher & Bartlett LLP
    Jay Williamson, Branch Chief
    Jeff Long, Staff Accountant